AMER SPORTS REPORTS THIRD QUARTER 2024 FINANCIAL RESULTS, COMPANY RAISES FULL YEAR GUIDANCE
•Strong quarter with sales, adjusted margins and EPS above expectations
•Revenue increased 17% to $1,354 million
•Arc’teryx continues standout growth and profitability
•Ball & Racquet segment accelerated to double-digit growth
•Continued strong results in Greater China and Asia Pacific
•Accelerating growth in both North America and EMEA
•Salomon announces next CEO
HELSINKI (November 19, 2024) – Amer Sports Inc. (NYSE: AS) (“Amer Sports” or the “Company”) announced its financial results for the third quarter of 2024.
CEO James Zheng commented, "Third quarter was very strong for Amer Sports Group across all brands and geographies. Led by Arc'teryx, our unique portfolio of premium technical brands continues to create white space and take market share in sports and outdoor markets around the world. We are executing against our largest growth opportunities in Arc'teryx and Salomon footwear, while our market-leading Ball & Racquet franchise experienced a growth acceleration."
THIRD QUARTER 2024 RESULTS
For the third quarter of 2024, compared to the third quarter of 2023:
•Revenue increased to $1,354 million, which represents 17% growth on both a reported and constant currency basis1. Revenues by segment:
•Technical Apparel increased 34% to $520 million, or increased 33% on a constant currency basis. This reflects an omni-comp2 growth of 20%.
•Outdoor Performance increased 8% to $534 million, or increased 7% on a constant currency basis.
•Ball & Racquet Sports increased to $300 million, which represents 11% growth on both a reported and constant currency basis.
•Gross margin increased 420 basis points to 55.2%; Adjusted gross margin increased 410 basis points to 55.5%.
•Selling, general and administrative expenses increased 20% to $586 million; Adjusted selling, general and administrative expenses increased 23% to $572 million.
•Operating profit increased 69% to $177 million; Adjusted operating profit increased 46% to $195 million, including a $14 million government subsidy received in the third quarter that had been expected to occur in the fourth quarter.

1 Constant currency revenue is calculated by translating the current period reported amounts using the actual exchange rates in use during the comparative prior period, in place of the exchange rates in use during the current period.
2 Omni-comp reflects year-over-year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.

•Operating margin increased 400 basis points to 13.1%. Adjusted operating margin increased 280 basis points to 14.4%. Adjusted operating margin by segment:
◦Technical Apparel increased 370 basis points to 20.0%.
◦Outdoor Performance decreased 40 basis points to 17.5%.
◦Ball & Racquet Sports increased 600 basis points to 6.9%.
•Net income increased 257% to $56 million, or $0.11 diluted earnings per share; Adjusted net income increased 651% to $71 million, or $0.14 diluted earnings per share.
Balance sheet. Year-over-year inventories increased 12%. Net debt3 was $1,987 million, and cash and equivalents totaled $312 million at quarter end.
MANAGEMENT TRANSITIONS
As we evolve as a company, we are announcing two leadership changes to the Amer Sports executive structure. Effective January 1, 2025, we are pleased to announce that Guillaume Meyzenq, currently Chief Product Officer for Salomon, has been appointed President and CEO for Salomon. Additionally, Michael Hauge Sørensen, Chief Operating Officer for Amer Sports, has decided to step down from his current position and will return to his former role as advisor to the Board of Directors of Amer Sports.
OUTLOOK
CFO Andrew Page said, “Another quarter of high-teens organic growth accompanied by healthy gross- and operating-margin expansion reflects the combination of great brands and strong execution by our teams around the world. Very strong growth from our highest-margin Arc'teryx franchise combined with improving trends in both Ball & Racquet and Winter Sports Equipment give us the confidence to raise our full-year sales and earnings guidance."
"As we begin to look beyond this year, we are also confident in our initial 2025 outlook and expect to deliver results consistent with our long-term financial algorithm of low-double-digit to mid-teens annual revenue growth and 30-70+ bps of annual adjusted operating margin expansion driven by gross margin expansion."
FULL-YEAR 2024
Amer Sports is updating guidance for the year ending December 31, 2024 (all guidance figures reference adjusted amounts):
•Reported revenue growth: 16 – 17%
•Gross margin: 55.3 – 55.5%
•Operating margin: towards high-end of 10.5 – 11.0%
•D&A: approximately $270 million, including approximately $120 million of ROU depreciation
•Net finance cost: $200 – $210 million, including approximately $15 million of finance costs in the first quarter 2024 that won’t be recurring
•Effective tax rate: approximately 37%
•Fully diluted share count: approximately 500 million
•Fully diluted EPS: $0.43 – 0.45
3 Net debt is defined as the principal value of loans from financial institutions and other interest-bearing liabilities, less cash and cash equivalents.

•Technical Apparel:
◦Revenue growth of approximately 34%
◦Segment operating margin slightly above 20%
•Outdoor Performance:
◦Revenue growth of approximately 8%
◦Segment operating margin high-single digit %
•Ball & Racquet:
◦Revenue growth of approximately 4%
◦Segment operating margin low-to-mid single digit %

Amer Sports will provide full year 2025 guidance in connection with its earnings call for the year ended December 31, 2024.
Other than with respect to revenue, Amer Sports only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking non-IFRS measures to the most directly comparable IFRS Accounting Standards measures due to the difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations without unreasonable efforts. The Company is unable to address the probable significance of the unavailable reconciling items, which could have a potentially significant impact on its future IFRS financial results. The above outlook reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results may differ materially from these forward-looking statements, including as a result of, among other things, the factors described under “Forward-Looking Statements” below and in our filings with the SEC.
CONFERENCE CALL INFORMATION
The Company's conference call to review the results for the third quarter 2024 will be webcast live today, Tuesday, November 19, 2024 at 8:00 a.m. Eastern Time and can be accessed at https://investors.amersports.com.
ABOUT AMER SPORTS
Amer Sports is a global portfolio of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Peak Performance, Atomic, and Armada. Our brands are known for their detailed craftsmanship, unwavering authenticity, and premium market positioning. As creators of exceptional apparel, footwear, and equipment, we pride ourselves on cutting-edge innovation, performance, and designs that allow elite athletes and everyday consumers to perform their best.
With over 11,400 employees globally, Amer Sports’ purpose is to elevate the world through sport. Our vision is to be the global leader in premium sports and outdoor brands. With corporate offices in Helsinki, Munich, Kraków, New York, and Shanghai, we have operations in 40+ countries and our products are sold in 100+ countries. Amer Sports generated $4.4 billion of revenue in 2023. Amer Sports, Inc. shares are listed on the New York Stock Exchange. For more information, visit www.amersports.com.

NON-IFRS MEASURES
Adjusted gross profit margin, adjusted SG&A expenses, adjusted operating profit margin, adjusted EBITDA, adjusted net income/(loss) attributable to equity holders, and adjusted diluted income/(loss) per share are financial measures that are not defined under IFRS Accounting Standards. Adjusted gross profit margin is calculated as adjusted gross profit divided by revenue. Adjusted gross profit is calculated as gross profit excluding amortization related to certain purchase price adjustments (PPA) in connection with the acquisition and delisting of Amer Sports in 2019 and restructuring expenses. Adjusted SG&A also excludes PPA amortization, as well as adjustments to exclude restructuring expenses, expenses related to transaction activities, expenses related to certain legal proceedings, and certain share-based payments. Adjusted operating profit margin is calculated as adjusted operating profit divided by revenue. Adjusted operating profit is calculated as income/(loss) before tax with adjustments to exclude PPA amortization, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, certain share-based payments, finance costs, loss on debt extinguishment, and finance income. EBITDA is calculated as net income/(loss) attributable to equity holders of the Company, plus net income attributable to non-controlling interests, income tax expense, finance cost, loss on debt extinguishment, depreciation and amortization and minus finance income, from both continuing and discontinued operations. Adjusted EBITDA is calculated as EBITDA with adjustments to exclude results from discontinued operations, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings and certain share-based payments. Adjusted net income/(loss) attributable to equity holders is calculated as net income/(loss) attributable to equity holders with adjustments to exclude PPA amortization, loss from discontinued operations, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, certain share-based payments, loss on debt extinguishment and related income tax expense. “Omni-comp” is defined as year-over-year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.
The Company believes that these non IFRS measures, when taken together with its financial results presented in accordance with IFRS Accounting Standards, provide meaningful supplemental information regarding its operating performance and facilitate internal comparisons of its historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, adjusted EBITDA and adjusted net income/(loss) are helpful to investors as they are measures used by management in assessing the health of the business and evaluating operating performance, as well as for internal planning and forecasting purposes. Non-IFRS financial measures however are subject to inherent limitations, may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as an alternative to IFRS measures. The supplemental tables below provide reconciliations of each non-IFRS financial measure presented to its most directly comparable IFRS Accounting Standards financial measure.

FORWARD LOOKING STATEMENTS
This press release includes estimates, projections, statements relating to the business plans, objectives, and expected operating results of the Company that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “target,” “outlook,” “believes,” “intends,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology. These forward looking statements include, without limitation, guidance and outlook statements, our long-term targets and algorithm, statements regarding our ability to meet environmental, social and governance goals, expectations regarding industry trends and the size and growth rates of addressable markets, and statements regarding our business plan and our growth strategies. These statements are based on management’s current expectations but they involve a number of risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of factors relating to, without limitation: the strength of our brands; changes in market trends and consumer preferences; intense competition that our products, services and experiences face; harm to our reputation that could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders; reliance on technical innovation and high-quality products; general economic and business conditions worldwide, including due to inflationary pressures; the strength of our relationships with and the financial condition of our third-party suppliers, manufacturers, wholesale partners and consumers; ability to expand our DTC channel, including our expansion and success of our owned retail stores and e-commerce platform; our plans to innovate, expand our product offerings and successfully implement our growth strategies that may not be successful, and implementation of these plans that may divert our operational, managerial and administrative resources; our international operations, including any related to political uncertainty and geopolitical tensions; our and our wholesale partners’ ability to accurately forecast demand for our products and our ability to manage manufacturing decisions; our third party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; the cost of raw materials and our reliance on third-party manufacturers; our distribution system and ability to deliver our brands’ products to our wholesale partners and consumers; climate change and sustainability or ESG-related matters, or legal, regulatory or market responses thereto; changes to trade policies, tariffs, import/export regulations, anti-competition regulations and other regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations; ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies and proprietary information and processes; ability to defend against claims of intellectual property infringement, misappropriation, dilution or other violations made by third parties against us; security breaches or other disruptions to our IT systems; changes in government regulation and tax matters; our ability to remediate our material weakness in our internal control over financial reporting; our relationship with our significant shareholders; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

FOR ADDITIONAL INFORMATION
Investor Relations:
Omar Saad
Vice President, Finance and Investor Relations
omar.saad@amersports.com
Media:
Reeta Eskola
Director, Communications
reeta.eskola@amersports.com
Source: Amer Sports

CONSOLIDATED STATEMENTS OF INCOME AND LOSS (1)
For the Three and Nine Months Ended September 30, 2024 and 2023
(Unaudited; $ in millions, except per share and share information)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Revenue	$1,353.8	$1,153.1	$3,547.8	$3,072.9
Cost of goods sold	(606.5)	(564.9)	(1,593.5)	(1,460.5)
Gross profit	747.3	588.2	1,954.3	1,612.4
Selling, general and administrative expenses	(586.5)	(488.1)	(1,698.1)	(1,368.5)
Impairment gains (losses)	-	2.9	(2.5)	(4.6)
Other operating income	15.9	1.7	23.5	3.3
Operating profit	176.7	104.7	277.2	242.6

Finance income	1.1	1.4	6.3	4.5
Finance cost	(48.9)	(109.4)	(178.9)	(296.6)
Loss on debt extinguishment	-	-	(14.3)	-
Net finance cost	(47.8)	(108.0)	(186.9)	(292.1)

Income/(loss) before tax	128.9	(3.3)	90.3	(49.5)

Income tax expense	(72.7)	(32.6)	(29.0)	(64.4)

Net income/(loss)	$56.2	$(35.9)	$61.3	$(113.9)

Income/(loss) attributable to:
Equity holders of the Company	$55.8	$(37.7)	$57.2	$(115.6)
Non-controlling interests	$0.4	$1.8	$4.1	$1.7

Earnings/(Loss) per share
Basic earnings/(loss) per share	$0.11	$(0.10)	$0.12	$(0.30)
Diluted earnings/(loss) per share	$0.11	$(0.10)	$0.12	$(0.30)

Weighted-average number of ordinary shares
Basic	505,412,690	384,499,607	490,972,248	384,499,607
Diluted	507,716,795	384,499,607	493,776,517	384,499,607
(1) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior year amounts have been reclassified to conform with current period presentation.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of September 30, 2024 and December 31, 2023
(Unaudited; $ in millions)

($ in millions)	September 30, 2024	December 31, 2023

ASSETS

NON-CURRENT ASSETS

Intangible assets	$2,748.9	$2,748.7
Goodwill	2,280.2	2,270.0
Property, plant and equipment	529.8	441.9
Right-of-use assets	482.7	317.1
Non-current financial assets	9.0	9.2
Other non-current assets	59.8	73.5
Deferred tax assets	169.7	161.7
TOTAL NON-CURRENT ASSETS	6,280.1	6,022.1

CURRENT ASSETS

Inventories	1,338.5	1,099.6
Accounts receivable, net	659.5	599.8
Prepaid expenses and other receivables	231.7	162.3
Current tax assets	6.6	6.6
Cash and cash equivalents	312.0	483.4
TOTAL CURRENT ASSETS	2,548.3	2,351.7

TOTAL ASSETS	8,828.4	8,373.8

SHAREHOLDERS' EQUITY (DEFICIT) AND LIABILITIES

EQUITY (DEFICIT)

Share capital	16.9	642.2
Share premium	2,135.8	—
Capital reserve	2,789.2	227.2
Cash flow hedge reserve	(39.4)	(10.6)
Accumulated deficit and other	(797.7)	(1,019.0)
Equity (deficit) attributable to equity holders of the parent company	4,104.8	(160.2)
Non-controlling interests	7.5	3.4
TOTAL EQUITY (DEFICIT)	4,112.3	(156.8)

LIABILITIES

LONG-TERM LIABILITIES
Lease liabilities	$407.8	$250.4
Loans from financial institutions	1,984.7	1,863.4
Loans from related parties	—	4,077.0
Defined benefit pension liabilities	17.5	23.9
Other long-term liabilities	47.3	29.4
Provisions	5.6	5.5
Long-term tax liabilities	13.3	32.1
Deferred tax liabilities	668.5	675.0
TOTAL LONG-TERM LIABILITIES	3,144.7	6,956.7

CURRENT LIABILITIES
Interest-bearing liabilities	286.1	381.0
Lease liabilities	108.8	89.4
Accounts payable	482.3	426.5
Other current liabilities	665.8	567.5
Provisions	28.0	29.9
Current tax liabilities	0.4	79.6
TOTAL CURRENT LIABILITIES	1,571.4	1,573.9

TOTAL LIABILITIES	4,716.1	8,530.6

TOTAL SHAREHOLDERS’ EQUITY (DEFICIT) AND LIABILITIES	$8,828.4	$8,373.8

GEOGRAPHIC REVENUES (1)
For the Three and Nine Months Ended September 30, 2024 and 2023
(Unaudited; $ in millions)

	Three months ended September 30,			Nine months ended September 30,
($ in millions)	2024	2023	% Change	2024	2023	% Change

Geographic Revenues
EMEA	$429	$413	4%	$1,022	$1,003	2%
Americas	488	455	7%	1,275	1,238	3%
Greater China (2)	313	200	56%	914	595	54%
Asia Pacific (3)	125	85	47%	337	237	42%
Total	$1,354	$1,153	17%	$3,548	$3,073	15%
(1) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior year amounts have been reclassified to conform with current period presentation.
(2) Consists of mainland China, Hong Kong, Macau and Taiwan.
(3) Excludes Greater China.

CHANNEL REVENUES (1)
For the Three and Nine Months Ended September 30, 2024 and 2023
(Unaudited; $ in millions)

	Three months ended September 30,			Nine months ended September 30,
($ in millions)	2024	2023	% Change	2024	2023	% Change

Channel Revenues
Wholesale	$874	$812	8%	$2,114	$2,053	3%
DTC	480	341	41%	1,434	1,020	41%
Total	$1,354	$1,153	17%	$3,548	$3,073	15%
(1) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior year amounts have been reclassified to conform with current period presentation.

SEGMENT REVENUES (1)
For the Three and Nine Months Ended September 30, 2024 and 2023
(Unaudited; $ in millions)

	Three months ended September 30,			Nine months ended September 30,
($ in millions)	2024	2023	% Change	2024	2023	% Change

Segment Revenues
Technical Apparel	$520	$389	34%	$1,449	$1,055	37%
Outdoor Performance	534	495	8%	1,241	1,149	8%
Ball & Racquet Sports	300	270	11%	857	870	(1)%
Total	$1,354	$1,153	17%	$3,548	$3,073	15%
(1) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior year amounts have been reclassified to conform with current period presentation.
SEGMENT ADJUSTED OPERATING PROFIT
For the Three and Nine Months Ended September 30, 2024 and 2023
(Unaudited; $ in millions)

	Three months ended September 30,				Nine months ended September 30,
($ in millions)	2024	% of Segment Revenues (2)	2023	% of Segment Revenues (2)	2024	% of Segment Revenues (2)	2023	% of Segment Revenues (2)

Segment Adjusted Operating Profit/(Loss)
Technical Apparel	$104	20.0%	$63	16.3%	$279	19.3%	$186	17.6%
Outdoor Performance	93	17.5%	88	17.9%	106	8.6%	103	9.0%
Ball & Racquet Sports	21	6.9%	2	0.9%	35	4.0%	56	6.4%
Reconciliation (1)	(23)	NM	(21)	NM	(66)	NM	(49)	NM
Total	$195	14.4%	$134	11.6%	$354	10.0%	$296	9.6%
(1) Includes corporate expenses, which have not been allocated to the reportable segments.
(2) The operating loss as a percentage of revenues for the Reconciliation is not presented as it is not a meaningful metric (NM).

SEGMENT DTC OPERATING DATA
As of September 30, 2024 and 2023
(Unaudited)

	September 30,
	2024	2023	% Change

Store count (1)
Technical Apparel	212	179	18%
Outdoor Performance	196	116	69%
Ball & Racquet	45	9	400%
Total	453	304	49%

Omni-comp (2)
Technical Apparel	20%	68%
Outdoor Performance	23%	29%
Ball & Racquet	—%	49%
(1) Reflects the number of owned retail stores open at the end of the fiscal period for each segment.
(2) Omni-comp reflects year-over-year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.

ADJUSTED GROSS PROFIT RECONCILIATION
For the Three and Nine Months Ended September 30, 2024 and 2023
(Unaudited; $ in millions)

	Three months ended September 30,		Nine months ended September 30,
($ in millions)	2024	2023	2024	2023

Gross Profit	$747	$588	$1,954	$1,612
PPA	4	4	11	11
Restructuring expenses	—	1	—	1
Adjusted Gross Profit	$751	$593	$1,965	$1,624

ADJUSTED SG&A RECONCILIATION (1)
For the Three and Nine Months Ended September 30, 2024 and 2023
(Unaudited; $ in millions)

	Three months ended September 30,		Nine months ended September 30,
($ in millions)	2024	2023	2024	2023

Selling, general and administrative expenses	$(586)	$(488)	$(1,698)	$(1,368)
PPA	7	7	21	21
Restructuring expenses	3	1	12	1
Expenses related to transaction activities	2	16	20	19
Expenses related to certain legal proceedings	1	—	1	—
Share-based payments	1	—	11	—
Adjusted SG&A expenses	$(572)	$(464)	$(1,633)	$(1,327)
(1) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior year amounts have been reclassified to conform with current period presentation.
ADJUSTED OPERATING PROFIT RECONCILIATION (1)
For the Three and Nine Months Ended September 30, 2024 and 2023
(Unaudited; $ in millions)

	Three months ended September 30,		Nine months ended September 30,
($ in millions)	2024	2023	2024	2023

Income/(loss) before tax	$129	$(3)	$90	$(50)
PPA	11	11	32	32
Restructuring expenses	3	2	12	2
Expenses related to transaction activities	2	16	20	19
Expenses related to certain legal proceedings	1	—	1	—
Share-based payments	1	—	11	—
Finance costs	49	109	179	297
Loss on debt extinguishment	—	—	14	—
Finance income	(1)	(1)	(6)	(4)
Adjusted operating profit	$195	$134	$354	$296
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.

ADJUSTED NET INCOME RECONCILIATION (1)
For the Three and Nine Months Ended September 30, 2024 and 2023
(Unaudited; $ in millions, except per share information)

	Three months ended September 30,		Nine months ended September 30,
($ in millions)	2024	2023	2024	2023

Net income/(loss) attributable to equity holders	$56	$(38)	$57	$(116)
PPA	11	11	32	32
Restructuring expenses	3	2	12	2
Expenses related to transaction activities (2)	4	16	41	19
Expenses related to certain legal proceedings	1	—	1	—
Share-based payments	1	—	11	—
Loss on debt extinguishment	—	—	14	—
Income tax expense on adjustments	(5)	(4)	(23)	(9)
Adjusted net income/(loss) attributable to equity holders	$71	$(13)	$146	$(72)
Weighted-average dilutive shares outstanding	507,716,795	384,499,607	493,776,517	384,499,607
Adjusted total diluted earnings/(loss) per share	$0.14	$(0.03)	$0.30	$(0.19)
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.
(2) For the three and nine months ended September 30, 2024, expenses for transaction activities includes approximately $2 million of transaction costs incurred as a result of the repricing of the USD and EUR Term Loan Facilities. For the nine months ended September 30, 2024, expenses for transaction activities includes an additional $18 million of foreign currency exchange losses related to contract costs incurred in association with our IPO. These costs are classified as Finance costs on the Consolidated Statement of Income and Loss.

EBITDA, ADJUSTED EBITDA, AND ADJUSTED EBITDA MARGIN RECONCILIATION (1) (2)
For the Three and Nine Months Ended September 30, 2024 and 2023
(Unaudited; $ in millions)

	Three months ended September 30,		Nine months ended September 30,
($ in millions)	2024	2023	2024	2023

Revenue	$1,354	$1,153	$3,548	$3,073
Net income/(loss) attributable to equity holders	$56	$(38)	$57	$(116)
Net income attributable to non-controlling interests	0	2	4	2
Income tax expense	73	33	29	64
Finance cost (3)	49	109	179	297
Loss on debt extinguishment	—	—	14	—
Depreciation and amortization (4)	71	54	197	159
Finance income	(1)	(1)	(6)	(4)
EBITDA	248	159	474	401
Restructuring expenses	3	2	12	2
Expenses related to transaction activities	2	16	20	19
Expenses related to certain legal proceedings	1	—	1	—
Share-based payments	1	—	11	—
Adjusted EBITDA	$255	$177	$518	$422
Net income/(loss) margin	4.1%	(3.3)%	1.6%	(3.8)%
Adjusted EBITDA Margin	18.9%	15.3%	14.6%	13.7%
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.
(2) In the third quarter of 2024, the Company changed its presentation of credit card processing fees, which were previously recorded as contra-revenue and have been reclassified as selling, general and administrative expenses. Prior year amounts have been reclassified to conform with current period presentation.
(3) Total interest expense on lease liabilities under IFRS 16, Leases was $6 million and $3 million for the three months ended September 30, 2024, and 2023, and $16 million and $7 million for the nine months ended September 30, 2024, and 2023, respectively.
(4) Depreciation and amortization includes amortization expense for right-of-use assets capitalized under IFRS 16, Leases of $32 million and $21 million for the three months ended September 30, 2024, and 2023, and $88 million and $59 million for the nine months ended September 30, 2024, and 2023, respectively.